UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-10441

SILICON GRAPHICS, INC.

(Exact name of registrant as specified in its charter)

1200 Crittenden Lane

Mountain View, CA 94043-1351

(650) 960-1980

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value (See Note 1 below)

6.50% Senior Secured Convertible Notes

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value (See Note 2 below)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Note 1:

This certification and notice relates to Common Stock originally registered on Form 8-A, filed on November 6, 1986, and subsequently registered from time to time prior to May 8, 2006 (the “Old Common Stock”). In accordance with the First Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, as Modified, of Silicon Graphics, Inc., which became effective on October 17, 2006, the Old Common Stock has been cancelled and is no longer outstanding.

Note 2:

Common Stock registered on Form 8-A/A filed October 20, 2006 (the “New Common Stock”). The New Common Stock was authorized pursuant to the Amended and Restated Certificate of Incorporation of Silicon Graphics, Inc. filed with the Secretary of State of the State of Delaware on October 17, 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, Silicon Graphics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 25, 2006	SILICON GRAPHICS, INC.

	By:	/s/ Barry Weinert
Barry Weinert
Vice President and General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.